SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL

COMMISSION FILE NUMBER: 333-11910

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000
COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210
(Address of Registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐      No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐      No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
	By:	/s/ Gonzalo Alarcon
		Name:	Gonzalo Alarcon
Date: April 29, 2005		Title:	General Counsel

1Q05 EARNINGS REPORT

April 29, 2005

MAXCOM TELECOMUNICACIONES FIRST QUARTER 2005 RESULTS

•	Revenues increased 26% over 1Q04 and 3% over 4Q04

•	EBITDA grew 38% over 1Q04 and 5% over 4Q04

•	Lines in service increased 28% over 1Q04 and 7% over 4Q04

•	Voice customers grew 27% over 1Q04 and 7% over 4Q04

•	Data customers grew 16% over 1Q04 and 11% over 4Q04

LINES:

The number of lines in service at the end of 1Q05 increased 28% to 177,007 lines, from 138,829 lines at the end of 1Q04, and 7% when compared to 164,895 lines in service at the end of 4Q04.

During 1Q05, 21,444 new voice lines were installed, more than twice the 9,789 lines installed during 1Q04. When compared to 4Q04, the number of installations increased 9% from 19,752 lines.

During 1Q05, the monthly churn rate for voice lines was 1.9%, lower than the 2.2% monthly average churn during 1Q04. When compared to 4Q04, churn rate remained at 1.9%. Voluntary churn in 1Q05 resulted in the disconnection of 2,446 lines, a rate of 0.5%, similar to the rate registered in 4Q04 with 2,787 disconnected lines. Involuntary churn resulted in the disconnection of 6,626 lines, a rate of 1.4%, which is in line with 6,028 disconnected lines in 4Q04.

LINES	1Q04	4Q04	1Q05	vs. 1Q04	vs. 4Q04

Business Lines	24,700	28,249	30,617	24%	8%
Residential Lines	107,159	125,934	135,132	26%	7%
Public Telephony Lines	—	492	1,298	N/A	164%

Total Voice Lines	131,859	154,675	167,047	27%	8%
Wholesale	6,970	10,220	9,960	43%	-3%

Lines in Service (1)	138,829	164,895	177,007	28%	7%

Data Equivalent Lines (2)	14,557	17,837	19,233	32%	8%

(1)	Does not include Data Equivalent Lines

(2)	Data Conversion @ 64Kbps

CUSTOMERS:

Total customers grew 27% to 129,535 at the end of 1Q05, from 102,332 at the end of 1Q04, and 7% when compared to 120,562 customers at the end of 4Q04.

The change in the number of customers by category was the following: (i) business customers increased by 7% from 1Q04 and 3% from 4Q04; and, (ii) residential customers increased by 27% from 1Q04 and 8% from 4Q04.

CUSTOMERS	1Q04	4Q04	1Q05	vs. 1Q04	vs. 4Q04

Business	3,753	3,925	4,034	7%	3%
Residential	98,579	116,637	125,501	27%	8%

Total Voice Customers	102,332	120,562	129,535	27%	7%

Data Customers	5,869	6,154	6,816	16%	11%

1 / 5

1Q05 EARNINGS REPORT

April 29, 2005

REVENUES:

Revenues for 1Q05 increased 26% to Ps$246.3 million, from Ps$195.9 million reported in 1Q04. Voice revenues for 1Q05 increased 21% to Ps$199.9 million, from Ps$165.6 million during 1Q04, driven by a 27% increase in voice lines while ARPU remained at the same level. Data revenues for 1Q05 were Ps$11.2 million and contributed with 5% of total revenues. Data revenues in 1Q04 were Ps$11.0 million. Wholesale revenues for 1Q05 were Ps$35.1 million, an 82% increase from Ps$19.3 million in 1Q04.

Revenues for 1Q05 increased 3% to Ps$246.3 million, from Ps$238.2 million in 4Q04. Voice revenues for 1Q05 increased 4% to Ps$199.9 million, from Ps$192.0 million during 4Q04. Data revenues in 1Q05 increased 9% to Ps$11.2 million, from Ps$10.3 million during 4Q04. During 1Q05, revenues from Wholesale customers decreased 2% to Ps$35.1 million, from Ps$35.9 million in 4Q04.

COST OF NETWORK OPERATION:

Cost of Network Operation in 1Q05 was Ps$83.6 million, an 18% increase when compared to Ps$71.1 million in 1Q04. Over the same period, outbound traffic grew 33%, showing an improvement on a cost per minute basis. The Ps$12.5 million increase in Cost of Network Operation was generated by: (i) Ps$7.2 million, or 15%, increase in network operating services, mainly driven by Ps$3.3 million higher calling party pays interconnection charges; Ps$2.8 million higher cost of circuits; and, Ps$1.4 million higher long distance interconnection which were partially offset by Ps$0.2 million lower AsistelMax, lease of ports and other services cost; (ii) Ps$2.6 million higher technical expenses, basically as a result of Ps$1.5 million higher lease of equipment expenses, Ps$0.8 higher maintenance expenses; and, Ps$0.3 higher leases of sites and poles; and, (iii) Ps$2.6 million, or 100%, increase in installation expenses and cost of disconnected lines.

Cost of Network Operation increased 6% quarter-over-quarter when compared to Ps$78.8 million in 4Q04. The Ps$4.8 million increase in Cost of Network Operation was generated by: (i) Ps$2.8 million, or 5% increase in Network operating services, mainly driven by Ps$1.8 million higher long distance reselling cost, Ps$1.2 million higher leases of circuits and ports, Ps$0.4 million lower calling party pays charges; and, Ps$0.2 lower AsistelMax and other services cost; (ii) Ps$0.7 million increase in Technical expenses; and (iii) Ps$1.4 million increase of installation expenses and cost of disconnected lines. On a traffic-related cost basis, the cost per minute deteriorated as outbound traffic decreased 11%.

Gross margin at 66% in 1Q05 showed an improvement from 64% reported in 1Q04 and a small decrease from the 67% reported in 4Q04.

SG&A:

SG&A expenses were Ps$104.7 million in 1Q05, a 26% increase from Ps$82.9 million in 1Q04. The increase was mainly driven by: (i) higher salaries, wages and benefits of Ps$13.4 million; (ii) higher sales commissions of Ps$6.2 million; (iii) higher consulting fees of Ps$1.7 million; and, (iv) higher general and insurance expenses of Ps$2.6 million. Higher expenses were partially offset by: (i) lower bad debt reserve of Ps$1.5 million; and, (ii) lower leases and maintenance expenses of Ps$0.5 million.

SG&A expenses in 1Q05 slightly increased to Ps$104.7 million from Ps$104.4 million in 4Q04. Increases of Ps$2.6 million in salaries, wages and benefits and Ps$2.6 million in sales commissions were offset by Ps$4.1 million lower bad debt reserve and Ps$2.3 million lower advertising expenses.

EBITDA:

EBITDA for 1Q05 increased 38% to Ps$58.0 million, from Ps$41.9 million reported in 1Q04. When compared to 4Q04, EBITDA grew 5% from Ps$55.0 million.

EBITDA margin of 24% improved from 21% of 1Q04, and from 23% in 4Q04.

2 / 5

1Q05 EARNINGS REPORT

April 29, 2005

CAPITAL EXPENDITURES:

Capital expenditures for 1Q05 were Ps$84.1 million, two and a half times the Ps$24.0 million reported in 1Q04, and a 58% decrease when compared to Ps$141.6 million in 4Q04.

CASH POSITION:

Maxcom’s cash position at the end of 1Q05 was Ps$37.4 million in Cash and Cash Equivalents, including Ps$5.6 million of restricted cash in connection with a banking financing obtained in 4Q04, compared to Ps$53.0 million at the end of 1Q04. Cash and Cash Equivalents at the end of 4Q04 were Ps$66.3 million, including Ps$5.6 million of restricted cash.

NEW REPORTING FORMAT:

Beginning this quarter, we are improving our quarterly reports to provide a more executive summary on the results and performance of the Company. We are also modifying this report to more closely align with information released by peers and competitors, in the telecom industry.

# # #

Maxcom Telecomunicaciones, S.A. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering Local, Long Distance and Internet & Data services in greater metropolitan Mexico City, Puebla and Queretaro. The information contained in this press release is the exclusive responsibility of Maxcom Telecomunicaciones, S.A. de C.V. and has not been reviewed by the National Banking and Securities Commission of Mexico (CNBV). The registration of the securities described in this press release before the Special Section of the National Registry of Securities (Registro Nacional de Valores) held by the CNBV does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The securities described in this press release have not been registered before the Securities Section of the National Registry of Securities held by the CNBV and therefore can not be publicly offered or traded in Mexico. The trading of these securities by a Mexican investor will be made under such investor’s own responsibility.

For more information contact:

Jose-Antonio Solbes	Lucia Domville
Mexico City, Mexico	New York City, NY
(52 55) 5147 1125	(917) 375-1984
investor.relations@maxcom.com	ldomville@nyc.rr.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The company disclaims, however, any intent or obligation to update these forward-looking statements.

(Financial Statements to follow)

3 / 5

1Q05 EARNINGS REPORT

April 29, 2005

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

CONSOLIDATED BALANCE SHEET

(Thousands of Mexican pesos “Ps” with purchasing power as of March 31, 2005 and thousands of US Dollars “$”)

	March 31, 2004			December 31, 2004			March 31, 2005
	Pesos		US Dollars	Pesos		US Dollars	Pesos		US Dollars
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	Ps	53,002	$4,693	Ps	60,720	$5,376	Ps	31,885	$2,823
Restricted Cash		—	—		5,605	496		5,555	492

		53,002	4,693		66,325	5,872		37,440	3,315
Accounts receivable:
Customers, net of allowance		139,469	12,349		117,866	10,436		127,173	11,260
Value added tax refundable		—	—		2,620	232		—	—
Other sundry debtors		14,761	1,307		29,802	2,639		17,892	1,584

		154,230	13,656		150,288	13,307		145,065	12,844

Inventory		18,898	1,673		11,412	1,010		12,110	1,072
Prepaid expenses		63,923	5,660		67,560	5,982		59,932	5,306

Total current assets		290,053	25,682		295,585	26,171		254,547	22,537

Restricted Cash Long Term		—	—		12,795	1,133		12,682	1,123

Frequency rights, Net		100,408	8,890		95,117	8,422		93,353	8,266
Telephone network systems & Equipment, Net		1,596,393	141,345		1,741,680	154,212		1,767,941	156,536
Preoperating expenses, Net		181,469	16,067		154,860	13,711		145,999	12,927
Intangible Assets, Net		395,982	35,061		369,391	32,706		349,813	30,973
Other assets		27,566	2,441		21,101	1,868		19,746	1,748

Total assets	Ps	2,591,871	$229,486	Ps	2,690,529	$238,223	Ps	2,644,081	$234,110

LIABILITIES
CURRENT LIABILITIES:
Interest Payable	Ps	9,773	$865	Ps	8,585	$760	Ps	17,286	$1,531
Accrued expenses and other accounts payable		157,170	13,916		228,397	20,223		262,672	23,257
Bank Financing		—	—		146,888	13,006		144,785	12,819
Customers deposits		2,204	195		2,613	231		2,458	218
Payroll and other taxes payable		56,794	5,029		47,344	4,192		51,367	4,548

Total current liabilities		225,941	20,005		433,827	38,412		478,568	42,373

LONG-TERM LIABILITIES:
Senior notes, net		2,088,246	184,895		598,729	53,012		595,185	52,698
Bank Financing		—	—		28,033	2,482		11,175	989
Notes payable		15,019	1,330		31,465	2,786		3,995	354

Total liabilities	Ps	2,329,206	$206,230	Ps	1,092,054	$96,692	Ps	1,088,923	$96,414

SHAREHOLDERS’ EQUITY
Capital stock		1,860,000	164,686		2,441,863	216,205		2,441,863	216,205
Additional paid-in capital		1,558	138		874,335	77,415		874,335	77,415
Accumulated deficit		(1,587,569)	(140,565)		(1,587,569)	(140,565)		(1,717,722)	(152,089)
Net loss for the period		(11,324)	(1,003)		(130,154)	(11,524)		(43,318)	(3,835)

Total shareholders’ equity (deficit)	Ps	262,665	$23,256	Ps	1,598,475	$141,531	Ps	1,555,158	$137,696

	Ps	2,591,871	$229,486	Ps	2,690,529	$238,223	Ps	2,644,081	$234,110

NOTES TO FINANCIAL STATEMENTS:

Financial statements are reported in period-end pesos as of March 31, 2005 to adjust for the inter-period effect of inflation.
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$11.2942 per US$1.00.

4 / 5

1Q05 EARNINGS REPORT

April 29, 2005

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

CONSOLIDATED STATEMENT OF OPERATIONS

YEAR 2004 AND 2005 QUARTERLY PERIODS

(Thousands of Mexican pesos “Ps” with purchasing power as of March 31, 2005 and thousands of US Dollars “$”)

	January 1 to				October 1 to				January 1 to
	March 31, 2004				December 31, 2004				March 31, 2005
	Pesos		US Dollars	%	Pesos		US Dollars	%	Pesos		US Dollars	%

Voice		165,619	14,664	84%		191,976	16,998	81%		199,884	17,698	81%
Data		11,009	975	6%		10,341	916	4%		11,243	995	5%
Wholesale		19,272	1,706	10%		35,902	3,179	15%		35,146	3,112	14%

TOTAL REVENUES	Ps	195,900	$17,345	100%	Ps	238,219	$21,093	100%	Ps	246,273	$21,805	100%

Network operating services		49,592	4,391	25%		54,062	4,787	23%		56,826	5,031	23%
Technical expenses		19,146	1,695	10%		21,096	1,868	9%		21,792	1,929	9%
Installation expenses		2,375	210	1%		3,600	319	1%		4,964	440	2%

Cost of Network Operation		71,113	6,296	36%		78,758	6,974	33%		83,582	7,400	34%

GROSS PROFIT		124,787	11,049	64%		159,461	14,119	67%		162,691	14,405	66%

SG&A		82,889	7,339	42%		104,421	9,246	44%		104,713	9,271	43%

EBITDA		41,898	3,710	21%		55,040	4,873	23%		57,978	5,134	24%

Depreciation and amortization		89,440	7,919			85,031	7,529			87,778	7,772

Operating Loss		(47,542)	(4,209)			(29,991)	(2,656)			(29,800)	(2,638)

Comprehensive (Income) Cost of Financing:

*Interest expense		5,098	451			12,693	1,124			15,576	1,379
**Interest income		1,255	111			2,251	199			(1,123)	(99)
Exchange (income) loss, net		(16,503)	(1,460)			(27,223)	(2,410)			2,170	192
Gain on net monetary position		(29,664)	(2,626)			(19,413)	(1,719)			(6,561)	(581)

		(39,814)	(3,524)			(31,692)	(2,806)			10,062	891

Other income (Expense)		(201)	(18)			998	88			71	6

INCOME (LOSS) BEFORE TAXES		(7,527)	(667)			703	62			(39,933)	(3,535)

Provisions for:
Asset Tax		3,312	293			11,634	1,030			3,172	281
Income Tax & Profit Sharing		485	43			264	23			213	19

Total Provisions		3,797	336			11,898	1,053			3,385	300

NET INCOME (LOSS)	Ps	(11,324)	$(1,003)		Ps	(11,195)	$(991)		Ps	(43,318)	$(3,835)

NOTES TO FINANCIAL STATEMENTS:

* Interest related to Senior Notes and Vendor Financing
** Interest Income net of bank commissions

Financial statements are reported in period-end pesos as of March 31, 2005 to adjust for the inter-period effect of inflation.
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$11.2942 per US$1.00.

5 / 5